Exhibit 99

April 03, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

Kindly note that Securities and Exchange Board of India has issued an administrative warning letter to the Bank thereby alleging certain non-compliances in relation to Custodian activities being carried out by the Bank in terms of SEBI (Custodian) Regulations, 1996.

The details of the above letter is given below:

Matter	Information
Name of the authority	Securities and Exchange Board of India (“SEBI”)
Nature and details of the action(s) taken or order(s) passed	In the nature of administrative warning letter received from SEBI
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	April 2, 2025
Details of the violation(s)/contravention(s) committed or alleged to be committed

Pursuant to inspection of custody activities undertaken by the bank, SEBI issued administrative warning letter for alleged non compliance with certain regulatory guidelines, which are applicable to Custodians.

Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	No impact

The Bank will take necessary steps to rectify the lapses mentioned in such letter.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight